082-00913

J Sainsbury plc

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20546 20549
USA

13 July 2010


10016115

Dear Sir

SUPPL

Please find enclosed copies of announcements made to the London Stock Exchange on 24 June, 28 June, as well as the 7 and 8 July 2010.

Yours faithfully,

Philip Davies
Assistant Company Secretary

24 June 2010

RECEIVED
2010 AUG 10 A 8:28

J Sainsbury plc

Purchase of ordinary shares of 28 $^{4}/_{7}$ pence in J Sainsbury plc ('Shares' and the 'Company', respectively) by Directors of the Company and Persons Discharging Managerial Responsibility (PDMRs) under the Sainsbury's Share Purchase Plan ('SSPP').

The Company was notified on 24 June 2010 that the following Directors and other Persons Discharging Managerial Responsibility for the Company acquired Shares under the SSPP on 24 June 2010 held through HSDL Nominees Limited – SIP (the 'Trustee'):

Director	Number of Partnership shares purchased at 328.50 pence per share	Number of Matching Shares allocated	Total holding following notification
Justin King	35	9	1,742,616
Darren Shapland	35	9	874,104
Person Discharging Managerial Responsibility			
Gwyn Burr	35	9	193,327
Tim Fallowfield	35	9	327,705
Neil Sachdev	35	8	72,781

The SSPP operates as follows

- Each month the Trustee uses participants' contributions (which may not exceed £115 per participant per four weekly period) to purchase Shares in the market. These shares are called 'Partnership Shares'.
- At the same time the Company allocated to participants via the Trustee one share for every four Partnership Shares purchased that four weekly period. These shares are called 'Matching Shares'.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

RECEIVED
2010 AUG 10 A 8:28
CORPORATE FINANCE

1. Name of the issuer

J Sainsbury plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

Roger Burnley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N.A.

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Roger Burnley

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares 28 4/7p each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Roger Burnley

8. State the nature of the transaction

Sale of shares.

9. Number of shares, debentures or financial instruments relating to shares acquired

n/a

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

n/a

11. Number of shares, debentures or financial instruments relating to shares disposed

100,000 ordinary shares

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

n/a

13. Price per share or value of transaction

326.1pence

14. Date and place of transaction

28 June 2010

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

187,346 shares

16. Date issuer informed of transaction

28 June 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer or *issuer* responsible for making notification

Hazel Jarvis

DATE OF NOTIFICATION 28 June 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

J Sainsbury plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

Tim Fallowfield

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

n/a

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Tim Fallowfield

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares 28 4/7p each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

8. State the nature of the transaction

Exercise of award and sale of shares under the J Sainsbury plc Long-Term Incentive Plan 2006.

9. Number of shares, debentures or financial instruments relating to shares acquired

35,705 shares acquired under the J Sainsbury plc Long-Term Incentive Plan 2006. 17,463 shares retained following the sale of 18,242 shares to cover income tax and NIC.

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

n/a

11. Number of shares, debentures or financial instruments relating to shares disposed

18,242 shares sold to cover income tax and NIC.

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

n/a

13. Price per share or value of transaction

323.80 pence

14. Date and place of transaction

6 July 2010

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

345,168 shares

16. Date issuer informed of transaction

6 July 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

24. Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer or *issuer* responsible for making notification

Hazel Jarvis

DATE OF NOTIFICATION 7 July 2010

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

J Sainsbury plc

2. State whether the notification relates to

(i) a transaction notified in accordance with DR 3.1.4R(1)(a)

3. Name of person discharging managerial responsibilities/director

Justin King

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

n/a

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

Justin King

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares 28 4/7p each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Justin King

8. State the nature of the transaction

1. Sale of shares.
2. Exercise of award and sale of shares under the J Sainsbury plc Long-Term Incentive Plan 2006.

9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

n/a

11. Number of shares, debentures or financial instruments relating to shares disposed

300,000 ordinary shares

172,446 shares exercised under the J Sainsbury plc Long-Term Incentive Plan 2006.

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

n/a

13. Price per share or value of transaction

300,000 shares sold at 346.0 pence

172,446 shares sold at 343.89 pence

14. Date and place of transaction

8 July 2010

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

1,442,616 shares

16. Date issuer informed of transaction

8 July 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

18. Period during which or date on which it can be exercised

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved (class and number)

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

22. Total number of shares or debentures over which options held following notification

23. Any additional information

Sale of shares for family financial planning purposes.

24. Name of contact and telephone number for queries

Hazel Jarvis 0207 695 6378

Name and signature of duly authorised officer or *issuer* responsible for making notification

Hazel Jarvis

DATE OF NOTIFICATION 8 July 2010